Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, in conjunction with the unaudited interim condensed consolidated financial statements attached as Exhibit 99.2 to this Form 6-K filing and the notes thereto.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Net Revenues

Our total net revenues increased by 22.4% to RMB2,295.7 million (US$374.1 million) for the six months ended June 30, 2013 from RMB1,875.6 million for the same period in 2012. Our net revenues derived from our PV module business (excluding PV module processing) increased by 23.9% to RMB2,134.7 million (US$347.8 million) for the six months ended June 30, 2013 from RMB1,723.2 million for the same period in 2012. The increase in our total net revenues was due primarily to an increase in shipments, driven primarily by Japan and South Africa, which was mainly driven by our increased sales and marketing activity in such regions, partially offset by a decrease in shipments to Europe, as we attempted to diversify our revenues on a geographic basis. We also experienced a decrease in our average selling prices that offset the increase in shipments. Although industry conditions have improved and led to a more stable pricing environment in recent quarters, the average selling prices of our solar modules decreased to RMB4.07 per watt (US$0.66) for the six months ended June 30, 2013 from RMB5.02 per watt for the same period in 2012. For the six months ended June 30, 2013, we derived 93.0% of our total net revenues from the sale of PV modules, compared to 91.9% for the same period in 2012.

Cost of Revenues and Gross Profit (Loss)

Our cost of revenues increased by 16.9% to RMB2,201.5 million (US$358.7 million) for the six months ended June 30, 2013 from RMB1,883.3 million for the same period in 2012. In particular, we recorded an inventory write-down of RMB227.2 million and RMB72.2 million (US$11.8 million) for the six months ended June 30, 2012 and 2013, respectively. In addition, the costs associated with PV module production increased by 17.3% to RMB2,044.7 million (US$333.2 million) for the six months ended June 30, 2013 from RMB1,742.4 million for the same period in 2012, due primarily to an increase in sales volume, which was partially offset by a decrease in our average production costs as a result of increasing the proportion of low cost wafers and cells sourced externally, as well as a decrease in our internal processing cost.

As a result of the foregoing, we recorded a gross profit of RMB94.2 million (US$15.4 million) for the six months ended June 30, 2013, compared to a gross loss of RMB7.7 million for the same period in 2012, and our gross profit margin was 4.1% for the six months ended June 30, 2013, compared to negative 0.4% for the same period in 2012.

Operating Expenses and Operating Loss

Our operating expenses increased by 16.4% to RMB344.6 million (US$56.1 million) for the six months ended June 30, 2013 from RMB295.9 million for the same period in 2012. Our operating expenses as a percentage of our total net revenues decreased to 15.0% for the six months ended June 30, 2013 from 15.8% for the same period in 2012.

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, shipping and handling costs and salaries, commissions, share-based compensation charges, traveling expenses and benefits of our sales and marketing personnel. Our selling expenses increased by 31.9% to RMB177.6 million (US$28.9 million) for the six months ended June 30, 2013 from RMB134.6 million for the same period in 2012. Selling expenses as a percentage of our total net revenues increased to 7.7% for the six months ended June 30, 2013 from 7.2% for the same period in 2012.

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including consumables, traveling expenses, insurance and share compensation charges for our administrative personnel. Our general and administrative expenses increased by 3.6% to RMB124.5 million (US$20.3 million) for the six months ended June 30, 2013 from RMB120.2 million for the same periods in 2012. General and administrative expenses as a percentage of our total net revenues decreased to 5.4% for the six months ended June 30, 2013 from 6.4% for the same period in 2012.

Our research and development expenses primarily consist of materials used for research and development purposes, salaries and benefits of our research and development staff, depreciation charges, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased by 3.4% to RMB42.5 million (US$6.9 million) for the six months ended June 30, 2013 from RMB41.1 million for the same period in 2012. Research and development expenses as a percentage of our total net revenues decreased to 1.9% for the six months ended June 30, 2013 from 2.2% for the same period in 2012.

As a result of the foregoing, our operating loss was RMB250.4 million (US$40.8 million) for the six months ended June 30, 2013, compared to an operating loss of RMB303.6 million for the same period in 2012. Our operating profit margin increased to negative 10.9% for the six months ended June 30, 2013 from negative 16.2% for the same period in 2012.

Interest Expense, Exchange Gain (Losses), Changes in Fair Value of Derivative Contracts, Changes in Fair Value of Conversion Feature of Convertible Bonds and Other Income.

We generated interest income of RMB8.5 million (US$1.4 million) and incurred interest expense of RMB149.1 million (US$24.3 million) for the six months ended June 30, 2013, compared to interest income of RMB7.1 million and interest expense of RMB145.7 million for the same period in 2012. The increase in interest expense was due primarily to an increase in the amount of interest-bearing bank borrowings.

We incurred exchange gain of RMB7.9 million (US$1.3 million) for the six months ended June 30, 2013, compared to exchange losses of RMB38.6 million for the same period in 2012, primarily due to the fluctuation of the U.S. dollar and Euro against the Renminbi.

We recorded RMB15.5 million (US$2.5 million) in changes in fair value of derivative contracts to reflect the realized and unrealized net gain arising from the changes of fair value of our foreign currency derivative, commodity and interest rate swap contracts in the six months ended June 30, 2013.

We recorded negative RMB9.1 million (US$1.5 million) in changes in fair value of convertible feature of our convertible bonds for the six months ended June 30, 2013, due primarily to the changes in our ADS price.

Our other income decreased to RMB3.1 million (US$0.5 million) for the six months ended June 30, 2013 from RMB4.3 million for the same period in 2012. Our other expenses increased to RMB14.7 million (US$2.4 million) for the six months ended June 30, 2013 from RMB7.4 million for the same period in 2012, due primarily to the increase in bank charges.

Income Tax Expense

Our income tax expense was RMB3.6 million (US$0.6 million) for the six months ended June 30, 2013, compared to an income tax expense of RMB40.1 million for the same period in 2012, due primarily to the decrease in provision of valuation allowance of deferred tax assets.

Net Loss

As a result of the cumulative effect of the above factors, we had a net loss of RMB391.9 million (US$63.9 million) for the six months ended June 30, 2013, compared to a net loss of RMB570.3 million for the same period in 2012. Our net profit margin improved to negative 17.1% for the six months ended June 30, 2013 from negative 30.4% for the same period in 2012.

Balance Sheet Analysis

As of June 30, 2013, we had cash and cash equivalents of RMB1,418.6 million (US$231.1 million), compared to RMB676.5 million as of December 31, 2012. The increase was primarily due to net cash flow provided by operating activities and financing activities, partially offset by net cash flow used in investing activities. Accounts receivable, net, increased to RMB1,163.6 million (US$189.6 million) as of June 30, 2013 from RMB957.0 million as of December 31, 2012, primarily due to the increase in sales. Inventories, net, decreased to RMB686.6 million (US$111.9 million) as of June 30, 2013 from RMB838.7 million as of December 31, 2012, primarily due to a decrease in finished goods resulting from an increase in sales.

Capital Expenditures

In the six months ended June 30, 2013, capital expenditures totaled RMB259.3 million (US$42.2 million), primarily as a result of the acquisition of manufacturing equipment.

FOREIGN CURRENCY CONVERSION

The conversion in the foregoing discussion and analysis of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of June 30, 2013, which was RMB6.1374 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2013 or at any other date. The percentages stated in the foregoing discussion and analysis are calculated based on Renminbi amounts.

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